FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

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the Securities Exchange Act of 1934

For the month of May, 2007

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PRESS RELEASE Paris, May 4, 2007

Press Service 16 rue de la Ville l’Evêque 75008 Paris, France Tel. 331 4006 6651

1st quarter 2007

Excellent operating results

Confirmation of 2007 performance objectives

EUR billion	2007	2006	Total Growth	Organic Growth
Revenues [1] Revenues Excluding climate effect [2]	12.2	11.8	+3.4%	+3.7 +7.5	% %
Current Operating Income	1.5	1.2	+21.3%	+17.9%
Net debt	10.2	10.4 (12/31/2006)	—	—

Total revenues grew by +EUR 400 million, with the breakdown as follows:

•	Organic growth (+EUR 421 million);

•	Effect of natural gas price increases (+EUR 134 million);

•

Impact of acquisitions/disposals (-EUR 36 million), of which -EUR 565 million in disposals (SEE assets -EUR 121 million, SEI assets -EUR 225 million, SES assets -EUR 39 million, SE assets -EUR 180 million), and +EUR 529 million in first time consolidations, including EUR 177 million from the Rendo and Cogas consolidations in the Netherlands, and +EUR 205 million from full consolidation of CNR in France; and

•	Exchange rate fluctuations (-EUR 120 million), including -EUR 11 million for the Brazilian real and – EUR 94 million for the US dollar.

The organic growth in sales stems principally from increased electricity sales in Europe and internationally, expansion of installation and energy services activities in France and HVAC in other European countries, as well as from increase in water and waste services activities in Europe.

The advance in current operating income at EUR 1,454 million reflects improved operating performance particularly in electricity, LNG in North America, the energy services business, and waste services in Europe.

The first quarter operating performances are in line with the Group objectives which confirms its targets for operational performance : EBITDA growth above + 10% and Current operating income growth above + 15%.

Net debt is stable and stood at EUR 10.2 billion (EUR 10.4 billion at end 2006). It mainly reflects the equilibrium between cash generation and investments during the first quarter of 2007.

[1]	Organic growth excluding positive impact of gas price
[2]	Excluding the impact of an exceptionally mild winter on natural gas and heating sales, organic growth would come to about +7.5%

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BREAKDOWN BY BUSINESS ACTIVITY

	Revenues
(in EUR million)	March 31, 2007	March 31, 2006
SUEZ Energy Europe (2)	5,013.3	4,729.8
SUEZ Energy International (2)	1,585.6	1,598.9
SUEZ Energy Services	2,837.0	2,777.9
SUEZ Environment	2,767.9	2,697.7
Others

SUEZ	12,203.7	11,804.2

Organic growth	3.7% (1)
Total growth	3.4%

(1)	See page 5 for a breakdown of growth on a comparable basis.
(2)	Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 6,599 million (with organic growth of +3.1%).

■    SUEZ ENERGY EUROPE

(in EUR millions)	March 31 2007	March 31 2006	Total change	Organic growth
Revenues	5,013	4,730	6.0%	0.7%

•

SUEZ Energy Europe total revenues grew by +6.0% (+EUR 283 million) during first-quarter 2007 to EUR 5,013 million. On a comparable basis, in particular excluding the impact of changes in natural gas prices, organic growth was +EUR 32 million. Excluding climate effect, SEE organic growth was roughly +8.0%.

•	Electricity

Electricity sales increased to EUR 3,075 million versus EUR 2,581 million at the end of March 2006, including organic growth of +EUR 307 million or +12.3%. The increase is due to higher prices and volumes sold both in the Benelux countries and in the rest of Europe where sales benefited from the startup of new production facilities.

•

In Belgium, revenues grew in value terms, reflecting the favorable evolution of prices at which energy was sold. Sales volumes were down slightly (-0.2 TWh or -1%) due to the full market opening in Wallonia and Brussels in 2007.

•

In the Netherlands, sales increased +3.1% in volume terms, the result in particular of the acquisition of Rendo and Cogas in 2006. Sales were also leveraged by higher prices resulting in total revenue growth of +32.4%.

•

Electricity sales outside the Benelux countries represent 36% of electricity sales in Europe. They progressed strongly on all markets, both in volume and in value, in particular due to power plant startups and commercial successes. In France, full consolidation of Compagnie Nationale du Rhône (CNR) at 12/31/2006 contributed to total revenues growth for +EUR 205 million. In Italy, lower sales resulted from a change in the consolidation method of Alpenergie (proportionate consolidation at 40.6% since August 2006 vs. full consolidation previously).

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•	Natural gas

The drop in natural gas volumes sold by Electrabel (-7%) is mainly accounted for by a particularly mild winter in the Benelux countries where sales to residential customers are concentrated. Average temperatures during first-quarter 2007 were 33% higher than temperatures during the same period in 2006, a particularly harsh winter.

Distrigas was also affected by the weather, recording a significant reduction in organic sales (–EUR 170 million: -20.7%) following a sharp reduction in arbitrage sales and a general reduction in sales in Belgium. Outside its domestic market, Distrigas continued to enjoy success with its strategy of expansion on the industrial customer segment (+1.2 TWh), particularly evident in the Netherlands and Germany.

•	Other activities

The drop in revenues from Other activities obscures the positive performance of trading, offset by disposals in the Services segment.

■    SUEZ ENERGY INTERNATIONAL

(in EUR millions)	March 31 2007	March 31 2006	Total change	Organic growth
Revenues	1,586	1,599	-0.8%	10.9%

•

SUEZ Energy International advanced by +10.9% (+EUR 156 million) on a comparable structural, exchange rate, and natural gas price basis. This new increase was the result of SEI’s commercial dynamism in an international business environment expanding strongly and to price increases. Those latter are related to reduced electricity generation capacity reserves in many markets, and to fuel price increases.

More specifically, this organic growth stemmed:

•

in North America (+EUR 88 million) from commercial successes of SERNA (SUEZ Energy Resources North America, energy supplier to industrial and commercial clients in the United States), and to progress in merchant generation activity (+EUR 31 million), especially in Texas (Ercot).

•	in Asia/Middle East (+EUR 17 million) from a +EUR 6 million revenue increase in Thailand and +EUR 8 million in Turkey mainly from electricity price increases, underpinned by those in natural gas.

•	in Latin America (+EUR 36 million), from increased electricity sales in Brazil (+EUR 17 million) and Peru (+EUR 15 million), explained mainly by price increases and increased volumes sold.

•	from Liquefied natural gas (LNG) activity, up +EUR 15 million over the same period in 2006.

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■    SUEZ ENERGY SERVICES

(in EUR millions)	March 31 2007	March 31 2006	Total change	Organic growth
Revenues	2,837.0	2,777.9	2.1%	3.5%

•

Organic growth in SUEZ Energy Services was +EUR 96 million (+3.5%), excluding the impact of natural gas price increases. Calculated on the basis of comparable weather conditions, organic growth was about +6.5%.

•

Growth was sustained in installation and maintenance activities in France (+EUR 64 million, +9.0%), particularly for Ineo and Axima. On the other hand, despite their commercial dynamism, due to milder winter temperatures, organic growth of service activities in France (Elyo) lost ground in relation to the same period in 2006 (impact of -EUR 68 million).

•

In the rest of Europe, SUEZ Energy Services benefited generally from expanded operations, especially from heating and air conditioning activities. In the rest of Europe, the impact of winter temperatures was –EUR 14 million.

■    SUEZ ENVIRONMENT

(in EUR millions)	March 31 2007	March 31 2006	Total change	Organic growth
Revenues	2,767.9	2,697.6	2.6%	5.5%
Water Europe	902.2	861.1	4.8%	5.1%
Waste Services Europe	1,343.0	1,149.6	16.8%	8.3%
Ingeeniering	203.4	245.9	-17.3%	-14.0%
International	319.3	441.0	-27.6%	11.7%

•

Organic growth in SUEZ Environment revenues remained sustained, with a +5.5% increase, or +EUR 138 million. The change in International revenues was mainly due to disposals in Latin America (Brazil and Argentina) that accounted for a -EUR 122 million revenue reduction.

•

Water Europe activities posted organic growth of +5.1% (+EUR 42 million) mainly in relation to Agbar water and wastewater activities (+EUR 34 million, or +9.6%), and to the signature of new wastewater and services contracts in France (+EUR 14 million, or +3.5%). In 2006, the Group signed several water concession contracts in France (Dunkerque, Briançon, etc.) and won new contracts in 2007 (Blagnac Airport, Syndicat Intercommunal Assainissement de la côte de Nacre…). Since the beginning of the year, the Group also renewed the water contract of Corbeil Essone and wastewater contract of Montargis and Rives du Loing in France.

•

Waste Services Europe experienced strong organic growth +8.3% (+EUR 96 million): in France (+EUR 45 million, or +7.2%) thanks to an increase in volumes treated (incineration, sorting/recycling, landfill), in the Netherlands (+EUR 9 million, or +5.6%), and the United Kingdom (+EUR 35 million, or +20.0%) thanks to favorable price and volume movements. Growth in the U.K. was also reinforced by the commercial successes of SITA UK, which won 50% of the Private Finance Initiative (PFI) contracts awarded in 2006 (Cornwall, Northumberland). These contracts made a significant contribution to growth in 2007. In France since the beginning of the year, many contracts were won (Symove – Normandie Picardie, SIEOM du Pays de Bray, Saint Etienne…) or renewed (Communauté Urbaine de Lille, CA Valenciennes…)

•

Degrémont experienced a sharp deceleration in growth during the quarter (-EUR 34 million, –15.4%). With organic growth of +32.4%, first-quarter 2006 had been highlighted by substantial activity brought by the Perth contract delivered to the customer at the end of 2006.

•

International recorded sustained organic growth (+EUR 33 million, or +11.7%) mainly due to the growing importance of contracts in China (+16%) in water (Chongqing, Sanya, Tanggu) and waste services (startup of the SCIP incinerator at Shanghai), and to the increase in prices and volumes in Water in Morocco (Lydec, +7.3%), in Waste Services in Australia (+13.8%), and in the Algiers management contract which had only begun during the second quarter of 2006.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (91%) were generated in Europe and North America, with 82% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR milliions)	March 31 2007%		March 31 2006%		Change 2007/2006
France	3,103.8	25.4%	2,808.9	23.8%	10.5%
Belgium	3,346.3	27.4%	3,459.2	29.3%	-3.3%

Subtotal France-Belgium	6,450.0	52.9%	6,268.1	53.1%	2.9%

Other European Union	3,338.9	27.4%	3,002.2	25.4%	11.2%
Other countries of Europe	269.0	2.2%	280.2	2.4%	-4.0%

Subtotal Europe	10,057.9	82.4%	9,550.4	80.9%	5.3%

North America	1,089.2	8.9%	981.7	8.3%	11.0%

Subtotal Europe and North America	11,147.1	91.3%	10,532.1	89.2%	5.8%

Asia, Middle East and Oceania	467.3	3.8%	632.2	5.4%	-26.1%
South America	431.3	3.5%	490.1	4.2%	-12.0%
Africa	158.0	1.3%	149.8	1.3%	5.5%

TOTAL	12,203.7	100.0%	11,804.2	100.0%	3.4%

(Change in total revenues).

BREAKDOWN OF ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis.

(in EUR millions)	March 31 2007	March 31 2006	Organic growth
Revenues	12,204	11,804
Changes in Group structure (1)	-529	-565
Exchange rate fluctuations		-120
Natural gas price variations		134

Comparable basis	11,675	11,254	3.7%

(1)	Accounting respectively for 2007 revenues from companies consolidated for the first time and 2006 revenues from disposals.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:		Analyst Contacts:	+331 4006 6489
France:	+331 4006 6651/6668
Belgium:	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

Page 5/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary